October 23, 2006
Mr. Homer Hill,
Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045
Ms. John P. Nolan
Accounting Branch Office
Division of Corporate Finance
Securities and Exchange Commission
11 F Street NE
Washington, DC 20549
Mr. Alfredo Padilla, Commissioner
Office of the Commissioner of Financial Institutions
PO Box 11855
San Juan, PR 00910-3855
Ladies and Gentleman:
Effective October 18, 2006, Westernbank Puerto Rico (“Westernbank”), wholly owned subsidiary of W Holding Company, Inc., entered into various agreements with R & G Mortgage (“RGM”) and R & G Premier Bank (“RGP”), to the effect of restructuring and/or unwind certain transactions that relate to certain mortgage sale transactions that were originally accounted for as purchases but that were subsequently characterized as commercial loans secured with real property mortgages.
Following that determination, Westernbank, RGM and RGP agreed to the following:
•	Between October 2001 and June 2003, Westernbank entered into various mortgage purchase agreements to purchase from RGM a total of $106.2 million in mortgage loans. The sales were structured under variable rate arrangements. These transactions were originally accounted for as purchases of mortgage portfolios but were subsequently characterized as commercial loans secured with real property mortgages. As of September 30, 2006, the unpaid principal balance of the outstanding mortgage loans was $38,558,157.61. RGM and Westernbank entered into a Credit Agreement to document the loan transfers between the parties that had previously been accounted for as sales to Westernbank as secured borrowings of RGM. The Credit Agreement is

Mr. Homer Hill, Mr. John P. Nolan,
Mr. Alfredo Padilla
October 23, 2006

secured by a pledge of the mortgage loans pursuant to a Pledge and Security Agreement among the parties.

•	Between 1994 and 1999, RGP and RGM sold mortgages that they originated aggregating $296.8 million to Westernbank with fixed interest rate arrangements. As of September 30, 2006, the unpaid principal balance of the outstanding mortgage loans was $ 32,591,525.85. These transactions were originally accounted for as purchases of mortgage portfolios by Westernbank but were also subsequently characterized as commercial loans secured with real property mortgages. RGM and Westernbank entered into a Credit Agreement and a Pledge and Security Agreement in the amount of $7,912,603.07 to document and secure the transaction in the same manner as described above. With respect to RGP’s portion of the mortgage loans with an unpaid principal balance of $24,678,922.78 at September 30, 2006, RGP reacquired the same and took back control of the mortgages through the execution of a Mortgage Loan Payment Agreement.
For your information, enclosed please find the following documents related to said transactions:
     1.      Variable Interest Rates
•	Credit Agreement

•	Pledge and Security Agreement

•	Note

•	UCC-1A-PR Financing Statement
     2.      Fixed Interest Rates
•	Mortgage Loan Payment Agreement

•	Credit Agreement

•	Pledge and Security Agreement

•	Note

•	UCC-1A-PR Financing Statement
Should you need any other information, please contact the undersigned at (787) 834-8617 or via e-mail at freddym@wbpr.com.
Truly yours,
/s/ Freddy Maldonado
President and Chief Investment Officer
arr
Enclosures